The information contained within this Announcement is deemed by TransGlobe Energy Corporation to constitute inside information as stipulated under the Market Abuse Regulation (EU) No. 596/2014 as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018 (“MAR”).

TRANSGLOBE ENERGY CORPORATION ANNOUNCES FIRST QUARTER 2022 FINANCIAL AND OPERATING RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2022

AIM & TSX:  “TGL” & NASDAQ:  “TGA”

Calgary, Alberta, May 11, 2022 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the three months ended March 31, 2022.  All dollar values are expressed in United States dollars unless otherwise stated.  TransGlobe's Condensed Consolidated Financial Statements together with the notes related thereto, as well as TransGlobe's Management's Discussion and Analysis for the three months ended March 31, 2022 and 2021, are available on TransGlobe's website at www.trans-globe.com.

FINANCIAL HIGHLIGHTS:

▪	First quarter sales averaged 11,964 boe/d including one cargo lifting of 459.6 Mbbls of entitlement crude oil sold for net proceeds of $36.5 million;
▪	Average realized price for Q1-2022 sales of $75.70/boe; Q1-2022 average realized price on Egypt sales was $81.49/bbl and Canadian sales of $52.11/boe;
▪	Funds flow from operations of $27.1 million ($0.37 per share) in the quarter;
▪

First quarter net earnings of $48.8 million ($0.67 per share), inclusive of an $8.0 million gain on concession merger, a $1.4 million unrealized derivative loss on commodity contracts and a $26.0 million non-cash impairment reversal on the Company’s petroleum and natural gas (“PNG”) assets;

▪	Ended the first quarter with positive working capital of $60.4 million, including cash of $37.2 million;
▪

Achieved consolidated netbacks of $28.45 per boe, an increase of 54% from the previous quarter primarily due to: the Company’s improved economic interest under the Merged Concession agreement previously announced on January 20, 2022; improved natural gas prices in Canada; and an overall increase in commodity prices;

▪	Adopted a distribution policy to allocate a minimum of 75% of its annual free cash flow to shareholders through dividends and share buybacks;
▪	Subsequent to quarter end, the Company sold a ~450 Mbbl cargo of Egypt entitlement crude oil with proceeds expected in early June 2022;

OPERATIONAL HIGHLIGHTS:

▪

First quarter production averaged 12,446 boe/d (Egypt 10,090 bbls/d, Canada 2,356 boe/d), a decrease of 317 boe/d (2%) from the previous quarter, primarily due to increased watercuts at South Ghazalat and the fall-off in initial flush production from the horizontal wells brought on stream in Q4-2021 in Canada;

▪	Production in April averaged ~11,580 boe/d (Egypt ~10,043 bbls/d, Canada ~1,537 boe/d), a decrease of 3% from Q1-2022 primarily due to a planned third-party facility outage in Canada;
▪

Ended the quarter with 43.4 Mbbls of entitlement crude oil inventory, an increase of 43.4 Mbbls from Q4-2021 due to production outpacing sales in Q1-2022 and reflecting the Company’s improved economic interest under the Merged Concession agreement;

▪	Drilled and cased three development wells in the Eastern Desert of Egypt. A fourth development well was drilled during Q1-2022, with casing run subsequent to the quarter;
▪	Drilled two horizontal Cardium development wells (one 2-mile, and one 1-mile) in the South Harmattan area of Canada, with stimulation and equipping anticipated in June and July 2022;
▪

Drilled another two 2-mile horizontal development wells targeting the Cardium reservoir in Harmattan subsequent to the quarter, opportunistically retaining the Canadian rig to accelerate the budgeted drilling program;

CORPORATE HIGHLIGHTS:

▪

As announced on January 20, 2022, the Company executed its agreement (the “Merged Concession agreement” or “Merged Concession”) with the Egyptian General Petroleum Corporation (“EGPC”) to merge its three existing Eastern Desert concessions with a 15-year primary term and improved Company economics;

▪

The Company now expects capital spending to be in the range of $70.5 million (before capitalized G&A) to cover drilling program optimization in Canada; and, in Egypt, unexpected drilling problems on K-71 in the Eastern Desert, additional long-lead oil field equipment to manage supply challenges, and general inflation. The Company is screening its asset portfolio for the disposal of non-core assets that do not provide a material contribution to free cashflow to help offset this capital increase; and

▪	Announced on March 16, 2022 a dividend of $0.10 per share ($7.3 million) payable to shareholders of record on April 29, 2022.

FINANCIAL AND OPERATING RESULTS

Additional financial information is provided in the Company's Condensed Consolidated Financial Statements together with the notes related thereto, as well as TransGlobe's Management's Discussion and Analysis for the three months ended 2022 and 2021. These documents, along with other documents affecting the rights of securityholders and other information relating to the Company, may be found on SEDAR at www.sedar.com and in the Company's Annual Report on Form 40-F for the fiscal year ended December 31, 2021, filed on EDGAR at www.sec.gov.

(US$000s, except per share, price, volume amounts and % change)

	Three Months Ended March 31
Financial	2022	2021	% Change
Petroleum and natural gas sales	81,510	42,277	93
Petroleum and natural gas sales, net of royalties	52,954	18,052	193
Realized derivative loss on commodity contracts	50	1,545	(97)
Unrealized derivative loss on commodity contracts	1,356	2,970	(54)
Production and operating expense	13,279	9,449	41
Selling costs	483	34	1,321
General and administrative expense	6,865	5,037	36
Depletion, depreciation and amortization expense	6,870	4,815	43
Income tax expense	8,558	4,660	84
Cash flow used in operating activities	(23,782)	(3,940)	504
Funds flow from operations[1]	27,131	81	33,395
Basic per share[2]	0.37	0.00
Diluted per share[2]	0.37	0.00
Net earnings (loss)	48,810	(11,024)	(543)
Basic per share	0.67	(0.15)
Diluted per share	0.66	(0.15)
Capital expenditures[3]	8,849	2,907	204
Working capital[6]	60,414	7,055	756
Long-term debt, including current portion	3,144	21,699	(86)
Common shares outstanding
Basic (weighted average)	72,790	72,542	-
Diluted (weighted average)	74,316	72,891	2
Total assets	323,663	197,150	64

Operating
Average production volumes (boe/d)	12,446	12,221	2
Average sales volumes (boe/d)	11,964	9,691	23
Inventory (Mbbls)	43.4	455.7	(90)
Average realized sales price ($/boe)[4]	75.70	48.47	56
Production and operating expenses ($/boe)[5]	12.33	10.83	14
[1]

Non-GAAP financial measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. The most directly comparable GAAP measure for funds flow from operations is cash flow generated by operating activities. Refer to “Non-GAAP and Other Financial Measures" contained within the Q1-2022 MD&A.

[2]

Non-GAAP ratio that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Includes a non-GAAP financial measure component of funds flow from operations. Refer to “Non-GAAP and Other Financial Measures" contained within the Q1-2022 MD&A.

[3]

Non-GAAP financial measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. The most directly comparable GAAP measure for capital expenditures is cash flow used in investing activities. Refer to “Non-GAAP and Other Financial Measures" contained within the Q1-2022 MD&A.

[4]	Supplementary financial measure that is comprised of petroleum and natural gas sales, as determined in accordance with IFRS, divided by the Company’s average daily production volumes.

5    Supplementary financial measure that is comprised of production and operating expenses, as determined in accordance with IFRS, divided by the Company’s average daily production volumes.

6    Supplementary financial measure that is comprised of current assets less current liabilities, as determined in accordance with IFRS.

	2022	2021
Average reference prices and exchange rates	Q-1	Q-4	Q-3	Q-2	Q-1
Crude oil
Dated Brent average oil price ($/bbl)	100.30	79.59	73.47	68.83	60.82
Edmonton Sweet index ($/bbl)	92.64	73.19	66.61	63.01	52.54
Natural gas
AECO ($/MMBtu)	3.68	3.89	2.97	2.48	2.30
US/Canadian Dollar average exchange rate	1.27	1.26	1.26	1.23	1.27

CORPORATE SUMMARY

TransGlobe Energy Corporation ("TransGlobe" or the "Company") produced an average of 12,446 barrels of oil equivalent per day ("boe/d") during the first quarter of 2022. Egypt production was 10,090 barrels of oil per day ("bbls/d") and Canada production was 2,356 boe/d. Production for the quarter was within full year 2022 guidance of 12,400 to 13,400 boe/d and 3% lower than the previous quarter. The decrease was primarily due to increased watercuts at South Ghazalat and the fall-off in initial flush production from the horizontal wells brought on stream in Q4-2021 in Canada.

TransGlobe's Egyptian crude oil is sold at a quality discount to Dated Brent. The Company received an average price of $81.49 per barrel in Egypt during the quarter. In Canada, the Company received an average of $89.19 per barrel of oil, $41.75 per barrel of NGLs and $3.79 per thousand cubic feet ("Mcf") of natural gas during the quarter.

During Q1-2022, the Company had funds flow from operations of $27.1 million and ended the quarter with positive working capital of $60.4 million, including cash of $37.2 million. The Company had net earnings in the quarter of $48.8 million, inclusive of an $8.0 million gain on concession merger and a $1.4 million unrealized derivative loss on commodity contracts which represents a fair value adjustment on the Company's hedging contracts at March 31, 2022. Net income was also inclusive of a non-cash impairment reversal of $26.0 million on the Company’s petroleum and natural gas (“PNG”) assets that was recognized as a result of the Company’s improved commercial terms under the Merged Concession and a further increase and stabilization of forecasted commodity prices in Q1-2022.

In Egypt, the Company sold one cargo lifting of 459.6 Mbbls of entitlement crude oil during the quarter for net proceeds of $36.5 million, which were collected in March 2022. Subsequent to the quarter, TransGlobe sold a ~450 Mbbl cargo of entitlement crude oil with proceeds expected in early June. All Canadian production was sold during the quarter.

As announced on January 20, 2022, the agreement with the Egyptian General Petroleum Corporation to merge the Company’s three existing Eastern Desert concessions was executed. In advance of the Minister of Petroleum and Mineral Resources of the Arab Republic of Egypt (the “Minister”) executing the Merged Concession agreement with TransGlobe, the Company paid the first modernization payment ($15.0 million) and signature bonus ($1.0 million) as part of the conditions precedent to the official signing ceremony on January 19, 2022. On February 1, 2022, the Company paid the second modernization payment ($10.0 million). In accordance with the Merged Concession agreement, TransGlobe will make a further four annual equalization payments of $10.0 million each beginning February 1, 2023 until February 1, 2026. The Company also has minimum financial work commitments of $50.0 million per each five-year period of the primary development term, commencing on the February 1, 2020 effective date. The results achieved in Q1-2022 are inclusive of the impact of the Merged Concession.

In Egypt, during the quarter, the Company drilled and cased three development oil wells in the Eastern Desert, while a fourth development oil well was drilled during Q1-2022, with casing run subsequent to the quarter. The K-67 development well was drilled to a total depth of 1,440 meters. The well was completed in the Asl-B and is currently on production at a rate of 153 bbls/d (heavy crude, field estimate). The second well, Arta-76, was drilled to a total depth of 1,074 meters, and encountered an internally estimated 12 meters of net oil pay in the Nukhul reservoir. TransGlobe drilled and cased a third development oil well, NWG-1E, to a total depth of 1,219 meters, encountering an internally estimated 9 meters of oil pay in the Nukhul reservoir. Arta-76 and NWG-1E will be stimulated as part of a multi-well stimulation campaign in Q2-2022, subsequent to which they will be put on production. The Company drilled a fourth development well in the Eastern Desert, K-71, to a total depth of 1,448 meters and encountered an internally estimated 19 meters of net oil pay in the Asl-A reservoir and 23 meters of net oil pay in the Asl-B reservoir. The well was cased subsequent to the quarter and is currently producing at a rate of 480 bbls/d (heavy crude, field estimate) from the Asl-B reservoir.

In Canada, the Company successfully drilled one 2-mile and one 1-mile Harmattan horizontal Cardium reservoir wells in the South Harmattan area, with stimulation and equipping anticipated in June and July. Subsequent to the end of Q1 the Company drilled two additional 2-mile Cardium wells from the 15‑11 surface location.

As a result of macroeconomic events precipitated by the conflict in Ukraine and COVID-19 lockdowns in China, the Company evaluated the risks around the 2022/ 2023 capital program and committed to the acquisition of equipment and materials to ensure a continuous drilling program beyond late 2022 and into 2023. In addition, seeking increased development efficiencies in the Company’s Cardium development in Canada and harnessing continued robust product pricing and expected rapid returns, the Board has approved the replacement of three originally budgeted 1-mile horizontal wells with three 2-mile horizontal wells. Finally, significant additional costs were incurred following unforeseen and significant hole problems drilling K-71 in the Eastern Desert.

Due to these factors, along with general inflationary pressures on equipment and services propelled by the macroeconomic situation, the Company now expects capital spending to be in the range of $70.5 million (before capitalized G&A) versus an original budget of $57.7 million. The Company is screening its asset portfolio for the disposal of non-core assets that do not provide a material contribution to free cashflow to help offset this capital increase.

OPERATIONS UPDATE

ARAB REPUBLIC OF EGYPT

EASTERN DESERT

(100% working interest, operated)

Operations and Exploration

The Company continued to use the EDC-64 rig in its Eastern Desert drilling campaign, managing to drill and case three additional development wells in K-Field, Arta Field and the NWG-Field during the quarter.

The K-68 well, drilled at the end of 2021, was completed in the Asl-A reservoir in January and is currently producing at a rate of 91 bbls/d (heavy crude, field estimate).

K-67 was drilled to a total depth of 1,440 meters, and was fully logged and evaluated. The well encountered an internally estimated 16 meters of net oil pay in the Asl-A and 17 meters of net oil pay in the Asl-B. The well was completed in the Asl-B and is currently on production at a rate of 153 bbls/d (heavy crude, field estimate).

Arta-76 was drilled to a total depth of 1,074 meters and was fully logged and evaluated.  The well encountered an internally estimated 12 meters of net oil pay in the Nukhul reservoir.

NWG-1E was drilled to a total depth of 1,219 meters and encountered 9 meters of oil pay in the Nukhul reservoir after being fully logged and evaluated.

Both Arta-76 and NWG-1E will be stimulated as part of a multi-well stimulation campaign in Q2-2022, subsequent to which they will be put on production.

The K-71 well experienced unforeseen and significant drilling challenges but was ultimately drilled to a total depth of 1,448 meters, fully logged and evaluated. The well encountered an internally estimated 19 meters of net oil pay in the Asl-A reservoir and 23 meters of net oil pay in the Asl-B reservoir. The well was cased subsequent to the quarter, and is currently producing at a rate of 480 bbls/d (heavy crude, field estimate) from the Asl-B reservoir.

Following K-71, the EDC-64 rig was redeployed to drill the K-78 well.

The Company is currently working to mitigate potential supply chain issues brought about by the conflict in Ukraine and COVID-19 lockdowns in China by engaging alternative materials suppliers and advancing materials orders. To date, TransGlobe’s operations have not been impacted by any material supply shortages.

Production

Production averaged 10,038 bbls/d during the quarter, an increase of 3% (267 bbls/d) from the previous quarter. The increase was primarily due to well optimizations in Egypt.

Production in April 2022 averaged ~9,967 bbls/d.

Sales

The Company sold one cargo lifting of 459.6 Mbbls of entitlement crude oil during the quarter.

Quarterly Eastern Desert Production (bbls/d)	2022	2021
	Q-1	Q-4	Q-3	Q-2
Gross production rate[1]	10,038	9,771	10,653	9,917
TransGlobe production sold (inventoried)	(482)	—	1,525	3,465
Total sales	9,556	9,771	12,178	13,382

Government share (royalties and tax)	4,440	5,549	6,050	5,229
TransGlobe sales (after royalties and tax)[2]	5,116	4,222	6,128	8,153
Total sales	9,556	9,771	12,178	13,382
[1]	Quarterly production by concession (bbls/d):
Eastern Desert – 10,038 (Q1-2022)

West Gharib – 2,648 (Q4- 2021), 2,932 (Q3- 2021), and 3,024 (Q2-2021)

West Bakr – 6,804 (Q4- 2021), 7,257 (Q3-2021), and 6,327 (Q2-2021)
North West Gharib – 319 (Q4- 2021), 464 (Q3-2021), and 566 (Q2-2021)
[2]	Under the terms of the Production Sharing Concession Agreements, royalties and taxes are paid out of the government's share of production sharing oil.

WESTERN DESERT

South Ghazalat (100% working interest, operated)

Operations and Exploration

Following the cessation of natural flow of SGZ-6X well at South Ghazalat in December 2021 due to low reservoir pressure, a rigless artificial lift system was successfully deployed to restore production. On artificial lift, the lower Bahariya reservoir at SGZ-6X is currently producing at 130 bbls/d of light crude oil with an 82.5% watercut (field estimate).

Production

Production averaged 52 bbls/d during the quarter, a decrease of 82% (242 bbls/d) from the previous quarter. The decrease was primarily due to higher water cuts than anticipated and natural declines.

Production in April 2022 averaged ~76 bbls/d.

Sales

The Company sold 1,783 bbls of inventoried entitlement crude oil to EGPC during the quarter.

Quarterly Western Desert Production (bbls/d)	2022	2021
	Q-1	Q-4	Q-3	Q-2
Gross production rate	52	294	623	810
Total sales	52	294	623	810

Government share (royalties and tax)	32	183	388	504
TransGlobe sales (after royalties and tax)[1]	20	111	235	306
Total sales	52	294	623	810
[1]	Under the terms of the Production Sharing Concession Agreements, royalties and taxes are paid out of the government's share of production sharing oil.

CANADA

Operations and Exploration

Two 100% working interest (one 2-mile, and one 1-mile) horizontal Cardium wells were drilled in the South Harmattan area. Subsequent to the end of the first quarter, two additional 2-mile horizontal wells were drilled and cased. The wells are expected to be completed in June and July.

Production

In Canada, production averaged 2,356 boe/d during the quarter, a decrease of 342 boe/d (13%) from the previous quarter and slightly below full year 2022 guidance of 2,400 to 2,600 boe/d. The decrease in production from the previous quarter is primarily due to the fall-off in initial flush production from the horizontal wells brought on stream in Q4-2021 and the planned shut-in of the highly productive 15-11 horizontal well during drilling operations on the 15-11 surface location.

Production in April 2022 averaged ~1,537 boe/d with ~505 bbls/d of oil. The decrease from Q1-2022 is due to the start of a planned turnaround at a third-party processing facility, which is also expected to impact May reported production.

Quarterly Canada Production	2022	2021
	Q-1	Q-4	Q-3	Q-2
Canada crude oil (bbls/d)	821	1,176	601	687
Canada NGLs (bbls/d)	768	716	677	857
Canada natural gas (Mcf/d)	4,598	4,832	4,734	4,834
Total production (boe/d)	2,356	2,698	2,066	2,350

Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss)

(Unaudited - Expressed in thousands of U.S. Dollars, except per share amounts)

	Three Months Ended March 31
	2022	2021

REVENUE
Petroleum and natural gas sales, net of royalties	52,954	18,052

EXPENSES
Production and operating	13,279	9,449
Selling costs	483	34
General and administrative	6,865	5,037
Foreign exchange (gain) loss	(8)	33
Finance costs	554	467
Depletion, depreciation and amortization	6,870	4,815
Asset retirement obligation accretion	73	66
Gain on concession merger	(7,953)	-
Loss on financial instruments	1,406	4,515
Impairment reversal	(25,983)	-
	(4,414)	24,416

Earnings (loss) before income taxes	57,368	(6,364)

Income tax expense - current	8,558	4,660
NET EARNINGS (LOSS)	48,810	(11,024)

OTHER COMPREHENSIVE INCOME (LOSS)
Currency translation adjustments	732	394
COMPREHENSIVE INCOME (LOSS)	49,542	(10,630)

Net earnings (loss) per share
Basic	0.67	(0.15)
Diluted	0.66	(0.15)

Condensed Consolidated Interim Balance Sheets

(Unaudited - Expressed in thousands of U.S. Dollars)

	As at	As at
	March 31, 2022	December 31, 2021

ASSETS
Current
Cash	37,245	37,929
Accounts receivable	74,675	12,217
Prepaids and other	4,503	4,024
Product inventory	726	-
	117,149	54,170
Non-Current
Intangible exploration and evaluation assets	2,697	2,673
Property and equipment
Petroleum and natural gas assets	201,304	173,804
Other	2,513	2,202
Deferred taxes	-	6,246
	323,663	239,095

LIABILITIES
Current
Accounts payable and accrued liabilities	41,558	26,112
Share-based compensation liabilities	3,645	6,174
Modernization payment liabilities	9,374	-
Derivative commodity contracts	1,472	88
Lease obligations	686	764
	56,735	33,138
Non-Current
Long-term debt	3,144	3,040
Asset retirement obligations	12,842	14,102
Share-based compensation liabilities	6,553	3,959
Modernization payment liabilities	24,152	-
Lease obligations	39	36
Deferred taxes	-	6,246
	103,465	60,521

SHAREHOLDERS’ EQUITY
Share capital	153,118	153,021
Accumulated other comprehensive income	2,570	1,838
Contributed surplus	24,201	24,896
Retained earnings (deficit)	40,309	(1,181)
	220,198	178,574
	323,663	239,095

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited - Expressed in thousands of U.S. Dollars)

	Three Months Ended March 31
	2022	2021

Share Capital
Balance, beginning of period	153,021	152,805
Stock options exercised	(664)	-
Transfer from contributed surplus on exercise of options	761	-
Balance, end of period	153,118	152,805

Accumulated Other Comprehensive Income
Balance, beginning of period	1,838	1,900
Currency translation adjustment	732	394
Balance, end of period	2,570	2,294

Contributed Surplus
Balance, beginning of period	24,896	25,109
Share-based compensation expense	66	99
Transfer to share capital on exercise of options	(761)	-
Balance, end of period	24,201	25,208

Retained Earnings (Deficit)
Balance, beginning of period	(1,181)	(41,519)
Net earnings (loss)	48,810	(11,024)
Dividends	(7,320)	-
Balance, end of period	40,309	(52,543)

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - Expressed in thousands of US Dollars)

	Three Months Ended March 31
	2022	2021

OPERATING
Net earnings (loss)	48,810	(11,024)
Adjustments for:
Depletion, depreciation and amortization	6,870	4,815
Asset retirement obligation accretion	73	66
Impairment reversal	(25,983)	-
Share-based compensation	3,430	2,771
Finance costs	554	470
Unrealized loss on financial instruments	1,356	2,970
Unrealized loss on foreign currency translation	73	4
Gain on concession merger	(7,953)	-
Asset retirement obligations settled	(99)	9
Changes in working capital	(50,913)	(4,021)
Net cash used in operating activities	(23,782)	(3,940)

INVESTING
Additions to intangible exploration and evaluation assets	(24)	(563)
Additions to petroleum and natural gas assets	(8,631)	(2,330)
Additions to other assets	(194)	(14)
Changes in working capital	30	1,825
Net cash used in investing activities	(8,819)	(1,082)

FINANCING
Issue of common shares	(664)	-
Interest paid	(36)	(293)
Increase in long-term debt	55	79
Payments on lease obligations	(489)	(592)
Increase in modernization payment liabilities	59,027	-
Payments on modernization payment liabilities	(26,000)	-
Changes in working capital	32	(1)
Net cash generated by (used in) financing activities	31,925	(807)

Currency translation differences relating to cash	(8)	(12)
NET DECREASE IN CASH	(684)	(5,841)
CASH, BEGINNING OF PERIOD	37,929	34,510
CASH, END OF PERIOD	37,245	28,669

Advisory on Forward-Looking Information and Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "strengthened", "confidence", "believe", "expect", "plan", "intend", "estimate", "may", "will", "would" or similar words suggesting future outcomes or statements regarding an outlook. In particular, forward-looking information and statements contained in this document include, but are not limited to, the Company's estimated 2022 capital spending in Egypt and Canada, including the capital spending to be allocated to each well; the Company's anticipated 2022 capital budget; the Company's anticipated 2022 production, including the allocation of such production between development and exploration wells and other spending; the Company's anticipated exit production rates; the Company's expectations that it will increase investments and growth in Egypt and Canada; the Company's , strategy and focus in 2022, including the drilling of wells and growing production; the Company's plans to maximize free cash flow, to increase the Company's production base and return to shareholder distributions; the number of and location of wells to be drilled by the Company in 2022 and the anticipated timing thereof; the focus of the Egypt 2022 capital program; the ability of the Company's long-lead capital items to provide continuity into 2023; and other matters.

Forward-looking information and statements contained in this news release include the payment of dividends, including the timing and amount thereof, and the Company's intention to declare and pay dividends in the future under its current dividend policy. Without limitation of the foregoing, future dividend payments, if any, and the level thereof is uncertain, as the Company's dividend policy and the funds available for the payment of dividends from time to time will be dependent upon, among other things, free cash flow, financial requirements for the Company's operations and the execution of its strategy, ongoing production maintenance, growth through acquisitions, fluctuations in working capital and the timing and amount of capital expenditures and anticipated business development capital, payment irregularity in Egypt, debt service requirements and other factors beyond the Company's control. Further, the ability of the Company to pay dividends will be subject to applicable laws (including the satisfaction of the liquidity and solvency tests contained in applicable corporate legislation) and contractual restrictions contained in the instruments governing its indebtedness.

Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.

In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, anticipated production volumes; the timing of drilling wells and mobilizing drilling rigs; the number of wells to be drilled; the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company's capital programs; geological and engineering estimates in respect of the Company's reserves and resources; the geography of the areas in which the Company is conducting exploration and development activities; current commodity prices and royalty regimes; availability of skilled labour; future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; future operating costs; uninterrupted access to areas of TransGlobe's operations and infrastructure; recoverability of reserves and future production rates; that TransGlobe will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that TransGlobe's conduct and results of operations will be consistent with its expectations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; current or, where applicable, proposed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; that the estimates of TransGlobe's reserves and resource volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; the Company's estimated 2022 capital spending and production will be as anticipated and allocated in the manner described herein and other matters.

Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things, operating and/or drilling costs are higher than anticipated; unforeseen changes in the rate of production from TransGlobe's oil and gas properties; changes in price of crude oil and natural gas; adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil reserves; changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity; changes in tax, energy or other laws or regulations; changes in significant capital expenditures; delays or disruptions in production due to shortages of skilled manpower equipment or materials; economic fluctuations; competition; lack of availability of qualified personnel; the results of exploration and development drilling and related activities; obtaining required approvals of regulatory authorities; volatility in market prices for oil; fluctuations in foreign exchange or interest rates; environmental risks; ability to access sufficient capital from internal and external sources; failure to negotiate the terms of contracts with counterparties; failure of counterparties to perform under the terms of their contracts; the Company's 2022 production in Egypt and Canada will be less than anticipated; the Company's exit production rates will be less than anticipated; the Company will not increase investments and growth in Egypt and Canada; the Company will successfully drill less than the number of wells that it anticipates; the Company will be unable to maximize free cash flow and increase the Company's production base; the Company does not pay dividends in the future; the amount and allocation of 2022 capital spending disclosed herein will be different than anticipated; the Company's drilling plans and the anticipated timing thereof will be different than as disclosed herein; the Company's long-lead capital items will not provide continuity into 2023; the netback generated by the Company's Eastern Desert acreage will be less than anticipated; the netback generated in Canada is less than anticipated; and other factors beyond the Company's control. Readers are cautioned that the foregoing list of factors is not exhaustive. Please consult TransGlobe's public filings at www.sedar.com and www.sec.goedgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Oil and Gas Advisories

Mr. Ron Hornseth, B.Sc., General Manager - Canada for TransGlobe Energy Corporation, and a qualified person as defined in the Guidance Note for Mining, Oil and Gas Companies, June 2009, of the London Stock Exchange, has reviewed the technical information contained in this report. Mr. Hornseth is a professional engineer who obtained a Bachelor of Science in Mechanical Engineering from the University of Alberta. He is a member of the Association of Professional Engineers and Geoscientists of Alberta ("APEGA") and the Society of Petroleum Engineers ("SPE") and has over 20 years' experience in oil and gas.

This news release contains a number of oil and gas metrics which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate TransGlobe's operating results; however, such measures are not reliable indicators of the future performance of TransGlobe and future performance may not compare to the performance in previous periods and therefore such metrics should not be unduly relied upon. Management of TransGlobe uses these oil and gas metrics for its own performance measurements and to provide securityholders with measures to compare TransGlobe's operations over time. Readers are cautioned that the information provided by these metrics, or that can be derived from the metrics presented in this news release, should not be relied upon for investment or other purposes.

Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 MCF: 1 Bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

The following abbreviations used in this press release have the meanings set forth below:

bbl	barrels
bbls/d	barrels per day
Mbbls/d	thousand barrels per day
Mbbls	thousand barrels
boe	barrel of oil equivalent
boe/d	barrels of oil equivalent per day
Mboe/d	thousand barrels of oil equivalent per day
MMbtu	One million British thermal units
Mcf	thousand cubic feet
Mcf/d	thousand cubic feet per day
NGL	Natural Gas Liquids

Financial Measures Advisories

TransGlobe's Condensed Consolidated Financial Statements and notes thereto (the "financial statements") and Management's Discussion and Analysis ("MD&A") as at and for the three months ended March 31, 2022, are available on TransGlobe's website at www.trans-globe.com and under the Company’s SEDAR profile at www.sedar.com. The disclosure under the section "Non-GAAP and Other Financial Measures" in TransGlobe’s MD&A as at and for the three months ended March 31, 2022 is incorporated by reference into this news release.

NON-GAAP AND OTHER FINANCIAL MEASURES

Throughout the MD&A and in other materials disclosed by the Company, TransGlobe employs certain measures to analyze financial performance, financial position, and cash flow. These non-GAAP and other financial measures do not have any standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other entities. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net earnings (loss), cash flow from operating activities, and cash flow used in investing activities, as indicators of the Company’s performance.

Non-GAAP financial measures

Capital Expenditures

TransGlobe uses capital expenditures to measure its capital investments compared to the Company’s annual capital budgeted expenditures. The Company’s capital budget excludes the accounting impact of any accrual changes. The most directly comparable measure under IFRS is cash flow used in investing activities. The table below details the composition of capital expenditures and its reconciliation to cash flow used in investing activities.

	Three Months Ended March 31
($000s)	2022	2021
Net cash used in investing activities	(8,819)	(1,082)
Changes in non-cash working capital	(30)	(1,825)
Capital expenditures	(8,849)	(2,907)

	2022	2021				2020
($000s)	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2
Net cash used in investing activities	(8,819)	(9,082)	(5,982)	(3,075)	(1,082)	(1,254)	(2,320)	(2,823)
Changes in non-cash working capital	(30)	388	(5,642)	(522)	(1,825)	1,000	1,883	1,594
Capital expenditures	(8,849)	(8,694)	(11,624)	(3,597)	(2,907)	(254)	(437)	(1,229)

Funds flow from operations

TransGlobe uses funds flow from operations to measure the Company’s ability to generate the necessary funds to maintain production at current levels, enable future growth through capital investment and repay debt. Management believes that such a measure provides an insightful assessment of TransGlobe’s operations on a continuing basis by eliminating certain non-cash charges. The most directly comparable measure under IFRS is cash flow generated by operating activities. The tables below details the composition of funds flow from operations and its reconciliation to cash flow generated by operating activities.

	Three Months Ended March 31
($000s)	2022	2021
Net cash used in operating activities	(23,782)	(3,940)
Changes in non-cash working capital	50,913	4,021
Funds flow from operations[1]	27,131	81
1

Funds flow from operations does not include interest costs. Interest expense is included in financing costs on the Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss). Cash interest paid is reported as a financing activity on the Condensed Consolidated Interim Statements of Cash Flows.

	2022	2021				2020
($000s)	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2
Net cash (used in) generated by operating activities	(23,782)	(1,956)	27,026	23,832	(3,940)	14,180	(3,349)	24,551
Changes in non-cash working capital	50,913	17,225	(14,645)	(6,732)	4,021	(6,978)	3,672	(27,315)
Funds flow from operations[1]	27,131	15,269	12,381	17,100	81	7,202	323	(2,764)
1

Funds flow from operations does not include interest costs. Interest expense is included in financing costs on the Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss). Cash interest paid is reported as a financing activity on the Condensed Consolidated Interim Statements of Cash Flows.

Netback

Netback is a measure of operating results and is computed as petroleum and natural gas sales, net of royalties (all government interests, net of income taxes), production and operating expenses, current taxes and selling costs. The Company's netbacks include sales and associated costs of production from inventoried crude oil sold during the period. Royalties and taxes associated with inventoried crude oil are recognized in the financial statements at the time of production. As a result, netbacks fluctuate depending on the timing of entitlement crude oil sales. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.

Refer to the “Netback” section of this MD&A which includes the most directly comparable GAAP measure, petroleum and natural gas sales.

Non-GAAP financial ratios

Netback per boe

TransGlobe calculates netback per boe as netback divided by average daily production. Netback is a non-GAAP financial measure component of netback per boe. Management believes that netback per boe is a key industry performance measure of operational efficiency and one that provides investors with information that is also commonly presented by other crude oil and natural gas producers. The Company’s netback per boe is disclosed in the “Netback” section within this MD&A.

Funds flow from operations per share

TransGlobe presents funds flow from operations per share by dividing funds flow from operations by the Company's diluted or basic weighted average common shares outstanding. Funds flow from operations is a non-GAAP financial measure. Management believes that funds flow per share provides investors an indicator of funds generated from the business that could be allocated to each shareholder's equity position.

Supplementary Financial Measures

"Average realized sales price" is comprised of total petroleum and natural gas sales, divided by the Company's average daily production volumes.

"DD&A expense per boe" is comprised of DD&A expense, as determined in accordance with IFRS, divided by the Company's average daily production volumes.

"G&A expense per boe" is comprised of G&A expense, as determined in accordance with IFRS, divided by the Company's average daily production volumes.

"Production and operating expenses per boe" is comprised of production and operating expenses, as determined in accordance with IFRS, divided by the Company's average daily production volumes.

"Royalties and taxes as a percentage of revenue" is comprised of royalties and current taxes, as determined in accordance with IFRS, divided by the Company's petroleum and natural gas sales.

"Royalties and taxes per boe" is comprised of royalties and current taxes, as determined in accordance with IFRS, divided by the Company's average daily production volumes.

"Selling costs per bbl" is comprised of selling costs, as determined in accordance with IFRS, divided by the Company's average daily production volumes.

“Working capital” is a supplementary financial measure that is comprised of current assets less current liabilities, as determined in accordance with IFRS.

Production Disclosure

Production Summary (WI before royalties and taxes):
	April - 22	Q1 - 22	Q4 - 21	Q3 - 21	Q2 - 21	Q1 - 21
Egypt (bbls/d)	10,043	10,090	10,065	11,276	10,727	10,238
Eastern Desert of Egypt (bbls/d)	9,967	10,038	9,770	10,653	9,917	10,052
Heavy Crude (bbls/d)	9,360	9,404	9,225	10,014	9,736	9,419
Light and Medium Crude (bbls/d)	607	634	545	639	181	633
Western Desert of Egypt (bbls/d)	76	52	295	623	810	186
Light and Medium Crude (bbls/d)	76	52	295	623	810	186
Canada (boe/d)	1,537	2,356	2,698	2,066	2,350	1,983
Light and Medium Crude (bbls/d)	505	821	1,176	601	687	564
Natural Gas (Mcf/d)	3,104	4,598	4,832	4,734	4,834	4,259
Associated Natural Gas Liquids (bbls/d)	514	768	716	677	857	710
Total (boe/d)	11,580	12,446	12,763	13,342	13,077	12,221

About TransGlobe

TransGlobe Energy Corporation is a cash flow-focused oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe’s common shares trade on the Toronto Stock Exchange and the AIM market of the London Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

For further information, please contact:

TransGlobe Energy Corporation Randy Neely, President and CEO Eddie Ok, CFO	+1 403 264 9888 investor.relations@trans-globe.com http://www.trans-globe.com or via Tailwind Associates
Tailwind Associates (Investor Relations) Darren Engels	+1 403 618 8035 darren@tailwindassociates.ca http://www.tailwindassociates.ca
Canaccord Genuity (Nomad & Joint-Broker) Henry Fitzgerald-O’Connor James Asensio	+44(0) 20 7523 8000
Shore Capital (Joint Broker) John More Toby Gibbs	+44(0) 20 7408 4090